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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Genesis Lease Limited
(Name of Issuer)
American Depository Shares
(Title of Class of Securities)
37183T107
(CUSIP Number)
Jeffrey Tannenbaum
505 Fifth Avenue
23rd Floor
New York, New York 10017
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
- with copies to -
Eliot D. Raffkind
Akin, Gump, Strauss, Hauer & Feld, L.L.P.
1700 Pacific Avenue, Suite 4100
Dallas, Texas 75201-4618
(214) 969-2800

January 16, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	37183T107

1	NAMES OF REPORTING PERSONS: Fir Tree Value Master Fund, LP

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Cayman Islands

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,994,009

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		1,994,009

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,994,009

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	6.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

2

CUSIP No.	37183T107

1	NAMES OF REPORTING PERSONS: Fir Tree Recovery Master Fund, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Cayman Islands

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		506,091

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		506,091

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	506,091

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	1.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

3

CUSIP No.	37183T107

1	NAMES OF REPORTING PERSONS: Fir Tree, Inc.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	New York

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,500,100

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		2,500,100

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,500,100

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	8.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

4

SCHEDULE 13D

Item 1.	Security and Issuer

Securities acquired:

American Depository Shares (the “Shares”)

Issuer:

Genesis Lease Limited
Roselawn House
University Business Complex
National Technology Park
Limerick, Ireland

Item 2.	Identity and Background

(a) Name of Person Filing.

(b) Address of Principal Business Office.

Fir Tree, Inc.
505 Fifth Avenue
23rd Floor
New York, New York 10017
A New York corporation

Fir Tree Value Master Fund, LP
c/o Admiral Administration Ltd.
Admiral Financial Center, 5th Floor
90 Fort Street, Box 32021 SMB
Grand Cayman, Cayman Islands
A Cayman Islands exempted limited partnership

Fir Tree Recovery Master Fund, L.P.
c/o Admiral Administration Ltd.
Admiral Financial Center, 5th Floor
90 Fort Street, Box 32021 SMB
Grand Cayman, Cayman Islands
A Cayman Islands exempted limited partnership
                         (c) Fir Tree, Inc. provides investment management services to private individuals and institutions. The principal occupation of Fir Tree, Inc. is investment management.

                         (d) Neither Fir Tree, Inc., Fir Tree Value Master Fund, LP, nor Fir Tree Recovery Master Fund, L.P. have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
                         (e) Neither Fir Tree, Inc., Fir Tree Value Master Fund, LP, nor Fir Tree Recovery Master Fund, L.P. have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
                         (f) Fir Tree, Inc. is a New York Corporation. Fir Tree Value Master Fund, LP is a Cayman Islands exempted limited partnership. Fir Tree Recovery Master Fund, L.P. is a Cayman Islands exempted limited partnership.

Item 3.	Source and Amount of Funds
                         As of January 16, 2007, Fir Tree Value Master Fund, LP had invested in Shares of the Issuer in the amount of: $51,793,701.17 and Fir Tree Recovery Master Fund, L.P. had invested in Shares of the Issuer in the amount of $13,157,589.63. Currently, all Shares of the Issuer as of the date of this Schedule 13D are held by either Fir Tree Value Master Fund, LP or Fir Tree Recovery Master Fund, L.P. The above amounts include any commissions incurred in making the investments. The source of these funds was the working capital of each of Fir Tree Value Master Fund, LP and Fir Tree Recovery Master Fund, L.P..

Item 4.	Purpose of the Transaction
                         Fir Tree, Inc., Fir Tree Value Master Fund, LP, and Fir Tree Recovery Master Fund, L.P. (together, the “Reporting Persons”) purchased the Shares based on the belief that such securities, when purchased, were undervalued and represented an attractive investment opportunity. The Reporting Persons believe that the shares are substantially undervalued given the Issuer’s anticipated future cash flow, its strategic relationship with GE Commercial Aviation Services Limited, and its growth opportunities. Although Reporting Person has no specific plan or proposal to acquire or dispose of the Shares, consistent with its investment purpose, Reporting Person at any time and from time to time may acquire additional Shares or dispose of any or all of its Shares depending upon an ongoing evaluation of the investment in the Shares, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Person and/or other investment considerations.
                         The purpose of the acquisition of the Shares is for investment, and the acquisitions of the Shares were made in the ordinary course of business and were not made for the purpose of acquiring control of the Issuer.
                         Also, consistent with the investment purpose, the Reporting Persons may engage in communications with one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations. The Reporting Person may discuss ideas that, if effected may result in any of the following: the acquisition by persons of additional Shares of the Issuer, an extraordinary corporate transaction involving the Issuer, and/or changes in the board of directors or management of the Issuer.
                         Except to the extent the foregoing may be deemed a plan or proposal, Reporting Person has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer
                         (a) As of January 16, 2007, Fir Tree Value Master Fund, LP and Fir Tree Recovery Master Fund, L.P. beneficially own 1,994,099 Shares and 506,091 Shares, respectively, of the Issuer, which represents in the aggregate 8.0% of the Issuer’s outstanding Shares, which such percentage was calculated by dividing (i) the 2,500,100 Shares beneficially owned by Fir Tree Value Master Fund, LP and Fir Tree Recovery Master Fund, L.P. as of the date hereof, by (ii) 31,310,000 Shares outstanding as reported in the Issuer’s Prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b)(4) of the Securities Act of 1933 on December 14, 2006.
                         (b) Fir Tree, Inc., as the investment manager of Fir Tree Value Master Fund, LP and Fir Tree Recovery Master Fund, L.P., has the sole power to vote and dispose of the 2,500,100 Shares held collectively by Fir Tree Value Master Fund, LP and Fir Tree Recovery Master Fund, L.P.
                         The filing of this statement on Schedule 13D shall not be construed as an admission that Fir Tree, Inc., Fir Tree Value Master Fund, LP or Fir Tree Recovery Master Fund, L.P. is for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the 2,500,100 Shares owned by Fir Tree Value Master Fund, LP and Fir Tree Recovery Master Fund, L.P. Pursuant to Rule 13d-4, Fir Tree, Inc., Fir Tree Value Master Fund, LP and Fir Tree Recovery Master Fund, L.P. disclaim all such beneficial ownership.
                         (c) The transactions in the Issuer’s securities by Fir Tree Value Master Fund, LP and Fir Tree Recovery Master Fund, L.P. during the sixty days prior to the obligation to file this Schedule 13D are listed as Annex A attached hereto and made a part hereof. Transactions in the Issuer’s securities subsequent to the obligation to file this Schedule 13D are also listed on Annex A.
                         (d) Not Applicable.
                         (e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not Applicable.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement dated January 16, 2007, between Fir Tree, Inc., Fir Tree Value Master Fund, LP and Fir Tree Recovery Master Fund, L.P.

ANNEX A

Transaction		Quantity	Price per
Date	Buy/Sell	(shares)	Share ($)
12/14/2006	Buy	50,925	23.00
12/14/2006	Buy	22,803	23.5815
12/14/2006	Buy	10,185	23.3674
12/14/2006	Buy	37,470	23.7219
12/14/2006	Buy	108,000	23.614
12/14/2006	Buy	175,168	24.1489
12/14/2006	Buy	669,832	24.1489
12/14/2006	Buy	422,000	23.614
12/14/2006	Buy	162,530	23.7219
12/14/2006	Buy	39,815	23.3674
12/14/2006	Buy	87,197	23.5815
12/14/2006	Buy	199,075	23.00
12/15/2006	Buy	50,925	23.00
12/15/2006	Buy	199,075	23.00
12/18/2006	Buy	16,000	23.2839
12/18/2006	Buy	10,185	23.2839
12/18/2006	Buy	84,000	23.2839
12/18/2006	Buy	39,815	23.2839
12/19/2006	Buy	2,290	23.15
12/19/2006	Buy	20,640	23.16848
12/19/2006	Buy	5,160	23.16848
12/19/2006	Buy	8,810	23.15
12/19/2006	Buy	19,840	23.16848
12/19/2006	Buy	79,360	23.16848
12/20/2006	Buy	8,049	23.19170
12/20/2006	Buy	10,320	23.1985
12/20/2006	Buy	39,680	23.1985
12/20/2006	Buy	30,951	23.1917
12/21/2006	Buy	10,320	23.0124
12/21/2006	Buy	18,576	23.03
12/21/2006	Buy	71,424	23.03
12/21/2006	Buy	39,680	23.0124

Signature
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 16, 2007
FIR TREE VALUE MASTER FUND, LP

	By:	FIR TREE, INC., its Manager
		By:	/s/ Jeffrey Tannenbaum

		Name:	Jeffrey Tannenbaum
		Title:	President

FIR TREE RECOVERY MASTER FUND, L.P.

	By:	FIR TREE, INC., its Manager

		By:	/s/ Jeffrey Tannenbaum

		Name: Title:	Jeffrey Tannenbaum President

FIR TREE, INC.

	By:	/s/ Jeffrey Tannenbaum

	Name:	Jeffrey Tannenbaum
	Title:	President